Exhibit 99.2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	CADBURY SCHWEPPES PLC		KENNETH GEORGE HANNA

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR’S OWN HOLDING		KENNETH GEORGE HANNA	250,090

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
	SEE 3 ABOVE		GRANT OF EXECUTIVE OPTIONS UNDER THE COMPANY’S 2004 SHARE OPTION PLAN

7.	Number of shares acquired	8.	Percentage of issued class	9.	Number of shares disposed	10.	Percentage of issued class
	N/A		N/A		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 12.5P EACH		N/A		28 AUGUST 2004		31 AUGUST 2004

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	250,090				0.01%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable
	28 AUGUST 2004		28 AUGUST 2007 – 27 AUGUST 2014

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		ORDINARY SHARES OF 12.5P EACH: 205,000

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	£4.395		OPTIONS OVER ORDINARY SHARES OF 12.5P EACH: 330,000

23.	Any additional information	24.	Name of contact and telephone number for queries
	THE DIRECTOR IS ALSO A POTENTIAL BENEFICIARY UNDER THE QUEST AND IS DEEMED TO BE INTERESTED IN 127,175 SHARES, WHILST THEY ARE HELD IN TRUST.		JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification
	M A C CLARK GROUP SECRETARY & CHIEF LEGAL OFFICER

	Date of notification 31 AUGUST 2004